As filed with the Securities and Exchange Commission on October 12, 2000.

Registration No. 33-94496

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____

POST-EFFECTIVE AMENDMENT NO. 6 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Spartan Stores, Inc.
(Exact Name of Registrant as Specified in Its Charter)
_____

Michigan	**5140**	**38-0593940**
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

850 76th Street, SW
P.O. Box 8700
Grand Rapids, Michigan 49518
(616) 878-2000
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

James B. Meyer	Copies to:	**Alex J. DeYonker**
President and Chief Executive Officer		**Warner Norcross & Judd** LLP
850 76th Street, SW		**900 Old Kent Building**
P.O. Box 8700		**111 Lyon Street, NW**
Grand Rapids, Michigan 49518		**Grand Rapids, Michigan 49503**
(616) 878-2000		**(616) 752-2000**

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

Approximate date of commencement of proposed sale to the public:
Not applicable.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] _____

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

REMOVAL OF SECURITIES FROM REGISTRATION

The Registrant hereby amends Registration Statement No. 33-94496 on Form S-1 to remove from registration 1,234,284 shares (the "Deregistered Shares") of Spartan Stores, Inc. Class A Common Stock, $2 par value. The Registrant registered the Deregistered Shares for purposes of the offering described in the Registration Statement, but did not issue the Deregistered Shares pursuant to that offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 6 to Registration Statement No. 33-94496 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grand Rapids, State of Michigan, on October 11, 2000.

SPARTAN STORES, INC.
(Registrant)

By /s/ James B. Meyer
   James B. Meyer
   President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 6 to Registration Statement No. 33-94496 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Alex J. DeYonker Alex J. DeYonker	Director	October 11, 2000
/s/ Elson S. Floyd, Ph.D. Elson S. Floyd, Ph.D.	Director	October 11, 2000
/s/ Richard B. Iott Richard B. Iott	Director	October 11, 2000
/s/ Joel A. Levine Joel A. Levine	Director	October 11, 2000

Signature	Title	Date
/s/ James B. Meyer James B. Meyer	Director	October 11, 2000
/s/ Elizabeth A. Nickels Elizabeth A. Nickels	Director	October 11, 2000
/s/ Russell H. VanGilder, Jr. Russell H. VanGilder, Jr.	Chairman of the Board and Director	October 11, 2000
/s/ David M. Staples David M. Staples	Vice President Finance, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	October 11, 2000